 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Shell second quarter 2021 update note

Strong cash generation supports additional shareholder distributions in the second half of 2021

The Hague, July 7, 2021 − As a result of strong operational and financial delivery, combined with an improved macro-economic outlook, Shell will move to the next phase of its capital allocation framework and, subject to final Board approval, increase total shareholder distributions to within the range of 20-30% of CFFO, starting at the Q2 results announcement. The level of additional distributions will be determined with full visibility of the Q2 financial results.

In the second quarter, Shell expects to have further reduced its net debt, although the extent of the reduction will be moderated by working capital movements. In conjunction with the increased distributions, Shell will retire its net debt milestone of $65 billion and will continue to target further strengthening of its balance sheet and AA credit metrics. 2021 cash capex will remain below $22 billion.

Shell second quarter 2021 update note

The following is an update to the second quarter 2021 outlook. The impacts presented here may vary from the actual results and are subject to finalisation of the second quarter 2021 results, which will be announced on July 29, 2021. Unless otherwise indicated, all outlook statements exclude identified items.

Integrated Gas

Adjusted EBITDA

  Production is expected to be between 900 and 960 thousand barrels of oil equivalent per day.
  LNG liquefaction volumes are expected to be between 7.1 and 7.7 million tonnes, reflecting additional unplanned maintenance activities, which are expected to impact trading and optimisation results.
  Trading and optimisation results are expected to be significantly below average and similar to the first quarter 2021.
  Underlying opex is expected to be between $400 and $500 million lower than the first quarter 2021, which included higher provisions related to counterparty credit risk.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $1.3 and $1.4 billion.
  Taxation charge is expected to be between $300 and $600 million.

Cash flow from operations

  Tax paid is expected to be between $200 and $400 million.
  CFFO excluding working capital is expected to be positively impacted by cash flows related to variation margin.

Upstream

Adjusted EBITDA

  Production is expected to be between 2,225 and 2,300 thousand barrels of oil equivalent per day.
  Any positive impacts from currency effects are expected to be offset by higher Underlying opex from increased planned maintenance activities compared with the first quarter 2021.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $3.2 and $3.5 billion.
  Taxation charge is expected to be between $500 and $900 million, which includes a one-off release of non-cash tax provision of approximately $600 million.

Cash flow from operations

  Tax paid is expected to be between $750 and $1,100 million.

Oil Products

Adjusted EBITDA

  Marketing margins are expected to be higher than the first quarter 2021, reflecting strong retail unit margins, partly offset by lower lubricant margins due to base oils and additives shortages.
  Refining indicative margin is around $4.17/bbl. Definition and formula are provided at the end of this release.
  Sales volumes are expected to be between 4,000 and 5,000 thousand barrels per day.
  Refinery utilisation is expected to be between 75% and 79%.
  Trading and optimisation results are expected to be average, similar to the first quarter 2021.
  Underlying opex is expected to be between $200 and $400 million higher than the first quarter 2021, mainly due to an increase in marketing volumes.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $800 and $1,000 million.
  Taxation charge is expected to be between $100 and $600 million.

Cash flow from operations

  Tax paid is expected to be between $150 and $350 million.
  CFFO excluding working capital is expected to be positively impacted by the lower cash cost of sales.
  Working capital outflows are expected due to the higher commodity price environment.

Chemicals

Adjusted EBITDA

  Chemicals margins are expected to be in line with the first quarter 2021.
  Chemicals sales volumes are expected to be between 3,500 and 3,800 thousand tonnes.
  Chemicals manufacturing plant utilisation is expected to be between 81% and 85%.
  Underlying opex is expected to be between $100 and $150 million higher than the first quarter 2021.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $250 and $300 million.
  Taxation charge is expected to be between $50 and $200 million.

Cash flow from operations

  Tax paid is expected to be up to $100 million.
  CFFO is expected to be positively impacted by $200 to $300 million due to the timing effect of dividends received from Joint Ventures & Associates.

Corporate

  Corporate segment Adjusted Earnings are expected to be a net expense of $300 to $450 million for the second quarter, impacted by favourable movements in deferred tax positions. This excludes the impact of currency exchange effects.

Full-year price and margin sensitivities

The Adjusted Earnings and CFFO price and margin sensitivities are indicative and in relation to the full-year results. These exclude the short-term impacts from working capital movements, cost-of-sales adjustments and derivatives. Sensitivity accuracy is subject to trading and optimisation performance, including short-term opportunities, depending on market conditions.

$ million	Adjusted Earnings	CFFO
Integrated Gas
+$10/bbl Brent	1,100	1,200
+$10/bbl Japan Customs-cleared Crude - 3 months	1,100	1,200
Upstream
+$10/bbl Brent	3,000	4,000
+$1/mmbtu Henry Hub	350	450
+$1/mmbtu EU TTF	150	200
Refining
+$1/bbl indicative refining margin	500	—

Indicative refining margin

The indicative margin is an approximation of Shell’s global net realised refining margin, calculated using price and margin markers from third parties’ databases. It is based on an approximation of Shell’s crude intake and production from refinery units. The actual margins realised by Shell may vary due to factors including specific local market effects, refinery configuration, crude diet, operating decisions and production.

Q2 2021: $4.17/bbl

Q1 2021: $2.65/bbl

Q4 2020: $1.59/bbl

Q3 2020: $0.84/bbl

The formula provided will be reviewed and updated annually, reflecting any changes in our refining portfolio.

Calculation formula ($/bbl) - note that brackets indicate a negative sign

Brent*(25%) + MSW*(11%) + LLS*(24.5%) + Dubai*(24.5%) + Urals CIF EU*(13%) + NWE Naphtha (RDAM FOB Barge)*8% + NWE Mogas premium unleaded*12.50% + NWE Kero*11.50% + NWE AGO*24.5% + NWE Benzene*1% + Sing Fueloil 380 cst*6.50% + Edmonton ULG Reg*3.50% + Edmonton ULSD*3.50% + USGC Normal Butane*1.50% + USGC LS No 2 Gasoil*7% + USGC Natural Gas*(2%) + USGC CBOB*15% + RINS*(20.50%) + NWE Propylene Platts*0.50% – $1.7/bbl

Consensus

The consensus collection for quarterly Adjusted Earnings and CFFO excluding working capital movements, managed by Vara research, will be published on 22 July 2021.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4355

Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Alternative Performance (non-GAAP) Measures

This announcement includes certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS, including Adjusted Earnings, Adjusted EBITDA, Cash flow from operating activities excluding working capital movements, Cash capital expenditure, Net debt and Underlying opex. We define Adjusted EBITDA (FIFO basis) as income/(loss) attributable to Royal Dutch Shell plc shareholders adjusted for identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. We also use Adjusted EBITDA on a CCS basis as the current cost of supplies adjustment aims to remove the impact of price changes on our inventories in our Oil Products and Chemicals segments, therefore enabling comparisons over time. Adjusted Earnings is defined as income/(loss) attributable to shareholders adjusted for the cost of supplies and excluding identified items. Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period. Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Underlying opex is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information is dependent on future events, some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods, which cannot be reconciled to the most comparable GAAP financial measure are estimated in a manner which is consistent with the accounting policies applied in Royal Dutch Shell plc’s consolidated financial statements.

Forward-looking statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investors and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, July 7, 2021. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

This announcement contains inside information.
July 7, 2021

Contacts:
- Linda M. Coulter, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, 333-228137 and 333-254139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: July 7, 2021	/s/ Linda Coulter
Linda Coulter
Company Secretary